Contact

www.linkedin.com/in/julie-
brusaw-96930654 (LinkedIn)
www.solarroadways.com
(Company)

Top Skills

Solar Energy
Public Speaking
Renewable Energy

Julie Brusaw

Owner at Solar Roadways
Sagle, Idaho, United States

Summary

Co - Founder of Solar Roadways. Our Solar Road Panels have been specially engineered for walking and driving surfaces. They have LED lights for lines and signage and heating elements for winter safety. The intelligent, modular panels can modernize our crumbling infrastructure and are even impervious to potholes. For: Driveways, Parking Lots, Sidewalks, Playgrounds, Bike Paths, Patios, Plazas, Airports, and Roads.

Experience

Solar Roadways Incorporated
Owner
2006 - Present (20 years)
Sagle, Idaho

The Solar Roadways consists of specially engineered solar panels that are tough enough to be driven upon. They generate electrical power from the sun and have the potential to become the nation's power grid, replacing our currently crumbling power distribution infrastructure. Roads, highways, parking lots, bike paths, sidewalks, driveways, playgrounds- any surface that is walked or driven upon can be replaced with Solar Road Panels.

The Solar Roadways produces clean, renewable energy. No pollution, no greenhouse gases, no by-products, and the Solar Road Panels are completely recyclable or reusable. Climate change is accelerating at an alarming rate, and we believe that Solar Roadways is the best solution that has been proposed to date.

The Solar Roadways, being an "electric road", will also make all-electric vehicles more practical: recharging stations can be placed in all parking lots and rest stops. As parking lots go solar, EV's will have continually more options and more people are likely to feel ready to make the switch.

Solar Roadways Incorporated is currently in a Phase II SBIR contract with the US Federal Highway Administration. The world's first solar parking lot will be completed very soon in northern Idaho.

Familytime Counseling
Counselor
1994 - 2012 (18 years)
I was a counselor in private practice

Education

Humboldt State University
Master of Arts (M.A.), Counseling Psychology · (1981 - 1991)

California State University at Fullerton
Bachelor of Arts (B.A.), Psychology · (1978 - 1980)

Cypress College
Associate of Arts (A.A.), General Education · (1976 - 1978)